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FORM X-17a-5
PART III

SEC FILE NUMBER
8-65385

SEC Mail Processing
FEB 25 2021
Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (Date) AND ENDING December 31, 2020 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hedgebay Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

62 Post Road West
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kurian 203-227-1987
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Rd. (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jared Herman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hedgebay Securities, LLC as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Andrew Spencer Kurian
Notary Public-Connecticut
My Commission Expires
July 31, 2022

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in para. 210.1-02 of Regulation S-X).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hedgebay Securities, LLC
Annual Statement of Financial Condition
December 31, 2020

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Hedgebay Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hedgebay Securities, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2019.
Abington, Pennsylvania
February 23, 2021

Hedgebay Securities, LLC
Statement of Financial Condition
As of December 31, 2020

Assets		
Cash	$	431,010
Accounts receivable		1,000
Fixed assets, net		16,256
Prepaid expenses		98,359
Right of use asset		391,193
Other assets		480
Total Assets	$	938,298
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	23,341
PPP loan		41,667
Lease liability		391,193
Total liabilities		456,201
Member's equity		482,097
Total Liabilities and Member's Equity	$	938,298

See accompanying notes to the Statement of Financial Condition

1. ORGANIZATION

Hedgebay Securities, LLC (the "Company") was organized in Delaware in 2001 and operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly owned subsidiary of Hedgebay Holdings, LLC (the "Parent"), and its customers are located throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's Net Capital rule (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. In addition, the Company relies on Footnote 74 of the 2013 Release to the Securities and Exchange Act to be compliant with the provisions of SEC Rule 15c3-3.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Revenue Recognition
Under Accounting Standards Codification ("ASC") 606 Investment banking revenues and related fees are recorded when all contractual obligations have been performed and the Company is reasonably assured of their collection. The contractual obligations especially include securing the necessary approvals from the transfer agents and general partners on the respective transactions. Generally, revenues are due at or shortly after the close of the respective transaction, and therefore the Company does not have a significant amount of commissions receivable at the end of a reporting period.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent liabilities at December 31, 2020. Actual results can differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of the respective assets.

Receivable from Commissions
Commissions are generally collected in full within a month of invoicing. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income Taxes
The Company is considered a disregarded entity for tax purposes. Any tax liabilities due as a result of the Companies operations shall be borne by the Parent. As such, no tax provision is made by the Company.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The U.S. Federal jurisdiction and the State of Connecticut are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or State examinations by tax authorities for all periods since 2017.

Leases
The Company adopted ASC 842 which requires the recordation of a right-of-use asset and related lease liability on the Statement on Financial Condition. Such amounts are based on the net present value of future lease obligations, using the Company's effective cost of capital to impute interest.

3. RELATED PARTIES

The Company leases office space under an operating lease expiring in 2025. The lease is with an entity owned by certain members of the Parent. No amounts were owed as of December 31, 2020.

4. PROPERTY AND EQUIPMENT

Property and equipment and related accumulated depreciation are as follows:

	Cost	Accumulated Depreciation	Net
Office equipment	$ 36,477	$ (20,221)	$ 16,256

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1.

At December 31, 2020, the Company's Net Capital was $407,669 which was above the required Net Capital by $402,669. At December 31, 2020, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.06 to 1.

Capital distributions to the Parent can be made under a capital distribution policy approved by the Company's managing member.

6. COMMITMENTS AND CONTINGENCIES

As of December 31, 2020, the total future commitment under its lease with its affiliate is $434,000. The net present value of such commitment calculated in accordance with ASC 842 is $391,193, assuming a discount rate of 4.25%. Accordingly, the Company has recorded a right of use asset and related lease liability in that amount on the Company's Statement of Financial Condition.

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2020, and through the date of this report there were no such claims.

The Company applied for and received a Paycheck Protection Program Loan (commonly known as a PPP Loan) under the Cares Act of 2020 in the amount of $41,667.

7. PPP LOAN

The Company applied for and received a Paycheck Protection Program Loan (commonly known as a PPP Loan) under the Cares Act of 2020 in the amount of $41,667. The Company believes such loan shall be fully forgiven in accordance with its terms, however, such forgiveness has not yet been received and therefore such amount is considered a liability as of December 31, 2020. In light of the anticipated forgiveness, no interest has been accrued.

8. CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

No significant amounts were owed by any customer as of December 31, 2020.

9. SUBSEQUENT EVENTS

Management has evaluated for disclosure the impact of all subsequent events through the issuance date of these financial statements. No such events require disclosure.